Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 and S-1 of Blue Cube Spinco Inc. of our report dated May 6, 2015 relating to the combined financial statements of the Dow Chlorine Products Business as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to allocation of certain expenses), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated May 6, 2015, relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Midland, Michigan

May 6, 2015